SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Switchboard Incorporated

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

871045 10 0

(CUSIP Number)

Richard M. Spaulding, Senior Vice President and Chief Financial Officer, ePresence, Inc.

120 Flanders Road, Westboro, MA 01581-5013, telephone 508-898-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 871045 10 0	13D	Page 2 of 10

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ePresence, Inc. 04-2798394

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,802,421 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 9,802,421 10 SHARED DISPOSITIVE POWER 0

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CUSIP No. 871045 10 0	13D	Page 3 of 10

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,802,421

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%

14	TYPE OF REPORTING PERSON (See Instructions) CO

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CUSIP No. 871045 10 0	13D	Page 4 of 10

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Switchboard Incorporated, a Delaware corporation (“Switchboard” or “Issuer”). The principal executive offices of Switchboard are located at 120 Flanders Road, Westboro, MA 01581-5013.

Item 2.	Identity and Background.

The name of the corporation filing this statement is ePresence, Inc. ePresence is a Massachusetts corporation (“ePresence” or the “Reporting Person”). ePresence’s principal business is providing Security and Identity Management (SIM) solutions and other technology-related services. The address of the principal executive offices of ePresence is 120 Flanders Road, Westboro, MA 01581-5013. To the best knowledge of ePresence, set forth on Schedule A attached hereto, which is incorporated herein by reference, is the

•	name, residence or business address

•	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

•	shares of Switchboard Common Stock beneficially owned, and

•	citizenship

of each of ePresence’s directors and executive officers, as of the date of filing this statement. Neither ePresence nor, to the best of ePresence’s knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.	Source and Amount of Funds or Other Consideration.

On October 23, 2003, ePresence announced its intention to, among other things, (i) seek stockholder approval to liquidate and dissolve, (ii) seek stockholder approval to sell up to all of its shares of Switchboard Common Stock and (iii) sell up to all of its shares of Switchboard Common Stock in an underwritten public offering (the “Public Offering”). On October 23, 2003, Switchboard filed with the Securities and Exchange Commission a Registration Statement on Form S-1 relating to the Public Offering (the “Form S-1”). Alternatively, ePresence may sell a portion of its Switchboard shares in the Public Offering, either prior to or following its meeting of stockholders. ePresence intends to distribute to its stockholders the proceeds of any sale of Switchboard common stock and/or any remaining shares of Switchboard not sold.

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CUSIP No. 871045 10 0	13D	Page 5 of 10

ePresence acquired ownership of record of its 9,802,421 shares of Switchboard Common Stock on or about July 1, 2003 from its wholly owned subsidiary ePresence Securities Corporation, a Massachusetts corporation (“ESC”), in a liquidating distribution in connection with the liquidation and dissolution of ESC. No consideration was paid by ePresence to ESC in connection therewith.

Any statement in this Schedule 13D that is not a statement of historical fact, including any statement containing the term “anticipates,” “expects,” “believes,” “proposed,” or any similar expression, is a forward-looking statement that is subject to change based on a number of risks and uncertainties, including without limitation the trading price of, and strength of the market for, Switchboard Common Stock, unanticipated claims against and liabilities of ePresence or Switchboard, developments in Switchboard’s business, Switchboard’s financial results, the consummation of the Public Offering, and ePresence stockholder approval of its proposed asset sale, sale of Switchboard Common Stock, and liquidation and dissolution on ePresence’s currently anticipated timeframe. ePresence undertakes no obligation to update any forward-looking statement.

Item 4.	Purpose of the Transaction.

See Item 3 above, which is incorporated by reference herein.

(a)-(b) See Item 3 above, which is incorporated herein by reference. It is currently contemplated in the Form S-1 that, in the Public Offering, ePresence will sell all of its shares of Switchboard Common Stock, Switchboard will sell up to 100,000 shares of Switchboard Common Stock and certain directors and officers of Switchboard will sell up to an aggregate of 235,000 shares of Switchboard Common Stock.

Any reference in this Schedule 13D to shares sold in the Public Offering includes shares sold pursuant to the proposed underwriters’ over-allotment option that would be exercisable for 30 days following the offering for up to 1,322,250 shares of Switchboard Common Stock.

(c) Not applicable.

(d) As disclosed in the Form S-1, Switchboard has a strategy to reconfigure its board of directors and board committees to meet the recently adopted and proposed requirements pursuant to the Sarbanes-Oxley Act of 2002 and the rules and regulations of the NASDAQ National Market. This strategy may include the addition of one or more independent directors.

(e) See Items 4(a)-(b) above, which are incorporated herein by reference.

(f)–(j) Not applicable.

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CUSIP No. 871045 10 0	13D	Page 6 of 10

Item 5.	Interest in Securities of the Issuer.

(a)-(b) ePresence beneficially owns 9,802,421 shares of Switchboard, representing 51.9% of Switchboard’s outstanding common stock as of September 4, 2003. See also Schedule A attached hereto. ePresence disclaims beneficial ownership of the shares listed on Schedule A hereto and disclaims membership in a group with the individuals listed on Schedule A hereto.

(c) See Item 3 above, which is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of ePresence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Switchboard, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed herein with respect to the proposal to sell certain shares in the Public Offering (which would require Switchboard and the selling stockholders in the Public Offering to enter into an underwriting agreement with the underwriters of the Public Offering) and except as follows:

1.	Amended and Restated Registration Rights Agreement, as amended, by and among Switchboard, America Online, Inc., Digital City Inc. and ePresence dated February 20, 1998.

2.	Amended and Restated Registration Rights Agreement by and between Switchboard and ePresence dated May 3, 1999.

3.	Registration Rights Agreement dated March 7, 2000 by and between Switchboard and ePresence.

4.	Non-Statutory Stock Option Agreements between Switchboard and William P. Ferry, dated September 14, 1999, October 18, 1999, April 24, 2001, May 16, 2001, January 29, 2002 and May 16, 2002.

5.	Non-Statutory Stock Option Agreements between Switchboard and Richard M. Spaulding, dated January 14, 1997, September 14, 1999, April 24, 2001, May 16, 2001, January 29, 2002 and May 16, 2002.

6.	Non-Statutory Stock Option Agreements between Switchboard and Robert M. Wadsworth, dated September 14, 1999, April 24, 2001, May 16, 2001, January 29, 2002 and May 16, 2002.

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CUSIP No. 871045 10 0	13D	Page 7 of 10

Item 7.	Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

1.	Amended and Restated Registration Rights Agreement, as amended, by and among Switchboard, America Online, Inc., Digital City Inc. and ePresence dated February 20, 1998. (A)

2.	Amended and Restated Registration Rights Agreement by and between Switchboard and ePresence dated May 3, 1999. (A)

3.	Registration Rights Agreement dated March 7, 2000 by and between Switchboard and ePresence. (B)

4.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated September 14, 1999. (A)

5.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated October 18, 1999. (A)

6.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated April 24, 2001.

7.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated May 16, 2001.

8.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated January 29, 2002.

9.	Non-Statutory Stock Option Agreement between Switchboard and William P. Ferry, dated May 16, 2002.

10.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated January 14, 1997.

11.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated September 14, 1999. (A)

12.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated April 24, 2001.

13.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated May 16, 2001.

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CUSIP No. 871045 10 0	13D	Page 8 of 10

14.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated January 29, 2002.

15.	Non-Statutory Stock Option Agreement between Switchboard and Richard M. Spaulding, dated May 16, 2002.

16.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated September 14, 1999. (A)

17.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated April 24, 2001.

18.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated May 16, 2001.

19.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated January 29, 2002.

20.	Non-Statutory Stock Option Agreement between Switchboard and Robert M. Wadsworth, dated May 16, 2002.

21.	Amendment to Stock Option Agreement between Switchboard and William P. Ferry, dated April 3, 2000.

22.	Amendment to Stock Option Agreement between Switchboard and William P. Ferry, dated October 10, 2002.

23.	Amendment to Stock Option Agreement between Switchboard and Richard M. Spaulding, dated April 3, 2000.

24.	Amendment to Stock Option Agreement between Switchboard and Richard M. Spaulding, dated October 10, 2002.

25.	Amendment to Stock Option Agreement between Switchboard and Robert Wadsworth, dated April 3, 2000.

26.	Amendment to Stock Option Agreement between Switchboard and Robert Wadsworth, dated October 10, 2002.

(A)	Incorporated by reference to the Form S-1 (File No. 333-90013) filed by Switchboard, as declared effective by the Securities and Exchange Commission on March 1, 2000.

(B)	Incorporated by reference from the Quarterly Report on Form 10-Q (File No. 000-28871) filed by Switchboard with the Securities and Exchange Commission on May 15, 2000.

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CUSIP No. 871045 10 0	13D	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: October 29, 2003

ePRESENCE, INC.

By:	/s/ Richard M. Spaulding

Title:	Senior Vice President and Chief Financial Officer, Treasurer and Clerk

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CUSIP No. 871045 10 0	13D	Page 10 of 10

Schedule A

NAME	SHARES OF SWITCHBOARD BENEFICIALLY OWNED(1)

EXECUTIVE OFFICERS OF ePRESENCE

Anthony J. Bellantuoni Senior Vice President, Human Resources	0

William P. Ferry (2)(3) Chairman, Chief Executive Officer and President	195,000	(4)

Scott E. Kitlinski Vice President and Chief Information Officer	1,000

Scott Silk Senior Vice President and General Manager, Services	10,000

Richard M. Spaulding (3) Senior Vice President, Chief Financial Officer, Treasurer and Clerk	125,000	(4)

DIRECTORS OF ePRESENCE

John F. Burton (5)	0

Albert A. Notini (6)	0

John J. Rando (7)	0

Fontaine K. Richardson (8)	0

Robert M. Wadsworth (3)(9)	110,000	(4)

(1)	Unless otherwise indicated, each person exercises sole voting and dispositive power over shares of Switchboard Common Stock beneficially owned by such person. The business address of each person is c/o ePresence, Inc., 120 Flanders Rd., Westboro, MA 01581 and the citizenship of each person is the United States of America.

(2)	Also a Director of ePresence, Inc.

(3)	Messrs. Ferry, Spaulding and Wadsworth propose to sell in the Public Offering over-allotment option 50,000, 20,000, and 20,000 shares of Switchboard Common Stock, respectively.

(4)	Includes 170,000, 111,250 and 110,000 shares subject to options that are vested or will vest within 60 days following the date hereof held by Messrs. Ferry, Spaulding and Wadsworth, respectively.

(5)	Mr. Burton is a Managing Director of Updata Capital, Inc., an investment banking firm, and a Managing General Partner of Updata Venture Partners, LLC, a venture capital firm, each with an address at 2100 Reston Parkway, Suite 430, Reston, VA 20191.

(6)	Mr. Notini is Executive Vice President and Chief Financial Officer of Manufacturers’ Services Limited, a global electronic manufacturing services company, with an address at 300 Baker Avenue, Suite 106, Concord, MA 01742-2131.

(7)	Mr. Rando is an advisor and partner at NewcoGen Group LLC, a venture development firm, with an address at 150 CambridgePark Drive, Cambridge, MA 12140.

(8)	Mr. Richardson is a private investor with a business address c/o ePresence.

(9)	Mr. Wadsworth is a managing director of HarbourVest Partners, LLC, a venture capital management company, with an address at One Financial Center, 44th Floor, Boston, MA 02111.